P.E 12/31/06

AR/S

1-15467

VECTREN

07048201

2006 Summary Annual Report

ENERGY

delivering
managing
providing
investing
creating

Vectren at a glance

Vectren Corporation is a progressive energy holding company headquartered in Evansville, Ind. Our nonutility operations provide energy and energy-related services to customers throughout the Midwest and Southeast and support our core utility operations of gas and electric services.

BUSINESSES	2006 HIGHLIGHTS	2007 OUTLOOK
NATURAL GAS Vectren Energy Delivery's natural gas distribution businesses provide natural gas service to nearly one million customers in adjoining service territories that cover nearly two-thirds of Indiana and west central Ohio.	• Received decoupling/conservation order in Indiana. • Filed petition with Indiana Utility Regulatory Commission (IURC) to adjust gas base rates in Indiana – South service territory.	• Implement programs and educate customers to drive usage down while fully implementing decoupling mechanisms to enable company to earn a fair return. • Anticipate implementing new Indiana – South gas rates in late summer. • Expect to file petitions to adjust gas base rates in Indiana – North and Vectren Energy Delivery of Ohio service territories.
ELECTRIC Vectren Energy Delivery's electric transmission and distribution services provide electricity to more than 140,000 customers in southwestern Indiana. The five coal-fired electric generation units and six peaking turbines provide the capacity to meet the power needs of our customers.	• Completed the installation of a baghouse at Culley Unit 3, began construction of a SO_2 scrubber at Warrick Unit 4 and decommissioned Culley Unit 1. • Filed petition with IURC to adjust electric base rates in Indiana – South service territory for first time since 1995. • Teaming with Duke Energy to study feasibility of integrated gasification combined cycle (IGCC) generation plant.	• Anticipate implementing new Indiana – South electric rates in late summer. • Continue to explore options to meet the need, as early as 2011, for additional generation. • Continuing construction of Warrick Unit 4 scrubber, which when completed will make our fleet 100% scrubbed for SO_2.
ENERGY MARKETING & SERVICES ProLiance Energy (ProLiance) optimizes transportation and storage capacity and markets natural gas services to customers in the Midwest and Southeast. Vectren Source (Source) provides retail energy and related services to customers in Ohio, Indiana, Georgia and New York.	• ProLiance finished its 11th consecutive year of profitability with strong earnings and neared completion of a new gas storage field in Louisiana. • Source entered the natural gas choice market in New York growing its customer base to nearly 150,000 customers.	• ProLiance will seek to continue its growth through storage optimization and expansion. • Source anticipates continued growth in its residential and small commercial customer base through additional resources focused on customer retention.
COAL MINING Vectren Fuels (Fuels) owns two Indiana coal mines and sells coal to Vectren's utility operations and third parties.	• Installed an underground emergency shelter at the Prosperity mine that provides ventilation and supplies in the case of an accident, continuing to make it one of the safest mines in the state. • Secured the rights to open two new underground mines that will create more than 400 new contract miner jobs and an additional coal output of five million tons a year when fully operational in 2011.	• Fuels has completed land acquisition and began the permit approval process. It anticipates construction to begin on the new mines in the fourth quarter. • Seek continued growth in customer base to meet increased coal production capacity.
ENERGY INFRASTRUCTURE SERVICES Miller Pipeline (Miller) provides underground pipeline construction and repair services for gas, cable, water and wastewater companies. Energy Systems Group (ESG) provides energy saving performance contracting by designing facility improvements that pay for themselves from energy and operations savings.	• Vectren purchased Duke Energy's 50% of Miller making it a wholly owned subsidiary. • Vectren exited the meter reading and line locating businesses (Reliant Services). • ESG continues its alternative fuels focus with a landfill gas project in Tennessee.	• Seek to grow Miller by focusing on aging infrastructure projects. • Seek to grow ESG sales orders through established and new relationships and develop additional renewable energy projects.

Financial and Operating Highlights

In millions, except per share amounts	Year ended December 31, **2006**	2005	2004
Net income	**$ 108.8**	$ 136.8	$ 107.9
Net income, excluding synfuel-related results[1]	**$ 114.1**	$ 125.1	$ 95.8
Return on average common shareholders' equity (ROE)	**9.4%**	12.2%	10.0%
ROE, excluding synfuel-related results[1]	**9.8%**	11.2%	8.8%
Shares outstanding at year-end	**76.1**	76.0	75.9
Average shares outstanding for basic earnings	**75.7**	75.6	75.6
Per Common Share			
Basic earnings	**$ 1.44**	$ 1.81	$ 1.43
Basic earnings, excluding synfuels-related results[1]	**$ 1.51**	$ 1.66	$ 1.27
Dividends paid	**$ 1.23**	$ 1.19	$ 1.15
Annual dividend rate at year-end	**$ 1.26**	$ 1.22	$ 1.18
Book value	**$ 15.43**	$ 15.04	$ 14.42
Market price at year-end	**$ 28.28**	$ 27.16	$ 26.80

(1) Synfuel-related results of ($5.3) million in 2006, $11.7 million in 2005 and $12.1 million in 2004, are primarily driven by tax credits derived from an investment in a partnership that produces coal-based synthetic fuel and unrelated processing fees received by Vectren Fuels from a synfuel producer. Under current tax laws, synfuel related tax credits and fees will cease at the end of 2007. The company has hedged its 2007 scheduled synfuels production which is expected to contribute positive earnings results.



$2.00
1.75
1.50
1.25
1.00
0.75
0.50
$1.27
$1.66
$1.51
04
05
06

BASIC EPS
EXCLUDING SYNFUEL-RELATED RESULTS



$1.30
1.20
1.10
1.00
0.90
$1.15
$1.19
$1.23
04
05
06

DIVIDENDS PAID
PER SHARE



$30.00
28.00
26.00
24.00
22.00
20.00
18.00
$26.80
$27.16
$28.28
04
05
06

MARKET PRICE
AT YEAR-END

Investing in clean-coal technology. Delivering innovative rate design. Providing gas storage optimization. The successes, investments and overall forward-thinking initiatives of 2006 prove we've come a long way from the typical gas and electric company of 20, 15 or even five years ago. We're in an era in which higher energy prices force customers to think more about conservation; yet, at the same time, the overall demand for energy is steadily increasing. We're in an era in which cold winter weather can dramatically impact the gas commodities market while extremely warm summer weather can test the limits of regional electric systems.

Today, people think differently about how energy companies impact natural resources, the environment and the overall economy. The challenge for us is to balance our customers' need for reliable, affordable energy with shareholder expectations to enable us to attract the capital necessary to safely maintain and grow the business. A financially viable core utility business combined with a well-managed nonutility portfolio offer the best way to make progress in today's energy industry. It's about taking a leap – not based on faith – but a leap based on sound principles and prudent decision-making. In 2006, we took many of these leaps – many that have already dramatically advanced the interests of the company and our customers and some that will do so over the coming years.

2006 Financial Results

While 2006 was a very exciting year from a strategic standpoint, from a financial standpoint we met some obstacles that were difficult to overcome. Reported 2006 net income was $108.8 million, or $1.44 per share, compared to $136.8 million, or $1.81 per share, in 2005. Earnings were impacted primarily by the decline in synfuel-related results, a charge related to the ProLiance Energy (ProLiance) litigation settlement and somewhat lower utility earnings.

Earnings from Vectren's utilities decreased $3.7 million, from $95.1 million in 2005 to $91.4 million in 2006, primarily from continued declines in customer usage, lower wholesale power margins and increased depreciation and interest costs. Although overall mild weather compared to normal led to an earnings reduction of $(0.06) per share, the potentially adverse impact of warmer than normal winter weather was significantly lessened through the effects of temperature normalized rates implemented in Indiana in October 2005.

Vectren's nonutility earnings, exclusive of synfuel-related results, were $23.4 million in 2006 compared to a record performance in 2005 of $36.5 million. Several reasons contributed to the decline including a $6.6 million charge related to the settlement of a lawsuit involving the Company's subsidiary, ProLiance, and the 2005 gain on a sale of a nonutility investment. Furthermore, as expected, ProLiance was unable to repeat the unprecedented financial performance of the 2005 fourth quarter during which the natural gas marketer fared quite well in the midst of an extremely volatile, post-hurricane natural gas market. Synfuel-related results were $17 million lower year over year primarily due to high oil prices, which forced both the phase out of tax credits and the impairment of our synfuel-related investment.

Conservation and Energy Efficiency

The most important accomplishment of the year came with the regulatory approval of conservation-oriented rate proposals (often referred to as decoupling) in both our Indiana and Ohio natural gas service territories. Decoupling better aligns our interests with those of our customers by breaking the linkage between the volume of gas delivered and our return. As a result, we are



Niel C. Ellerbrook – Chairman, President and Chief Executive Officer

literally changing the way we do business and interact with our customers. In Indiana, we have implemented comprehensive public outreach programs to provide customers the tools they need to individually implement energy efficiency measures and lower their usage. In Ohio, while still working through an extended regulatory process, we are providing customers with tools to help reduce their usage. I'm confident that with decoupling we can positively impact both shareholder return and customer satisfaction.

In the electric business, we are pursuing a demand side management (DSM) collaborative with various interested stakeholders. These discussions are focused on finding ways Vectren can complement its natural gas conservation efforts with similar mechanisms for our electric customers.

Energy Systems Group (ESG), our wholly owned performance contracting subsidiary, shares the utility's message of conservation. The company showed strong performance in 2006 and closed the year with record sales orders valued at more than $114 million throughout the Midwest and Southeast. In turn, net income was up significantly at $3.1 million. The majority of these projects involve complete overhauls of older, energy inefficient education- and government-related facilities.

Natural Gas Market

In 2006, ProLiance aided its customers in managing energy supplies and prices in what continued to be a volatile natural gas market. This natural gas marketer, of which Vectren owns 61 percent, had another successful year leading the financial performance of our nonutility portfolio. Exclusive of the litigation settlement, ProLiance earnings were $24.9 million, compared to a record performance of $31.1 million in 2005. The decline in performance was primarily due to exceptional 2005 fourth quarter operating earnings that were $7.6 million higher than the same period in 2006 due to the impact the hurricanes had on natural gas prices.

The Indianapolis-headquartered company has positioned itself to continue to grow by investing in a 17 billion cubic foot (Bcf), high-deliverability, salt cavern natural gas storage facility. Known as Liberty Gas Storage, this joint venture with Sempra Energy is located in the hub of the Gulf region with ideal access to multiple interstate pipelines and the ability to support the growing liquefied natural gas market. Liberty is expected to open in mid-2007 and will bring an added degree of deliverability to ProLiance's customers.

Vectren Source, our wholly owned residential gas marketer, entered the New York state market in its bid to continue growth. Now in four states, Source remains on target to meet its market share goals, closing the year with 150,000 customers, and has become a viable competitor through successful marketing efforts and flexible pricing options.

Electric Demand and Coal

In 2006, we saw national, regional and Vectren peak electric demand records broken. Steadily increasing demand for electricity coupled with the planned Dec. 31, 2006, decommissioning of Unit 1 at our F.B. Culley generating station underscore our need for more generation. We have a plan to meet that need and, more importantly, we have the option to do it through a local energy source. Tapping into abundant coal reserves in Southwestern Indiana allows us to create more Hoosier jobs and support Indiana Governor Mitch Daniels' policy of "homegrown energy." In partnership with Duke Energy, Vectren is studying an effort to build a 630-megawatt power plant that would use advanced integrated gasification combined cycle (IGCC) technology. This

"...we've packaged together the right mix of utility innovation and nonutility opportunity to keep us moving forward."

technology offers a way to burn coal with minimal environmental impact. If this project moves forward, it would support both our commitment to environmental stewardship and to the Indiana economy through a clean coal initiative that will burn Indiana coal and create hundreds of jobs.

Our existing generation fleet, which is primarily coal fired, is one of the cleanest in the Midwest. With more than $300 million of emissions-control equipment placed in service since 2002 and another $70 million project underway; by 2009 our fleet will be 100 percent scrubbed for sulfur dioxide (SO2), 90 percent controlled for nitrogen oxide (NOx) and will further reduce mercury emissions to meet new mercury reduction requirements. This level of emissions reductions makes Vectren an industry leader in its environmental stewardship efforts among coal-fired fleets; and a timely cost recovery mechanism will benefit both customers and investors.

Our current generation fleet, the potential IGCC project and the resurgence of coal through advancements in environmental technology have positioned our wholly owned coal mining business, Vectren Fuels (Fuels), for growth. Earnings from coal mining operations were $5.0 million in 2006, slightly lower than 2005 results due to less than favorable geological conditions and higher fuel and commodities costs.

To continue capitalizing on southwestern Indiana's need for coal, Fuels announced plans in 2006 to open two underground mines in Knox County, Ind., the first of which is scheduled to open in 2009. The two mines, which are expected to yield a combined five million tons annually and will employ more than 400 contract miners, are ideally located within 50 miles of eight coal-fired power plants. Furthermore, this $125 million development will help replace the company's smaller surface mine, Cypress Creek, where reserves will be depleted by the end of 2008.

Renewable Energy

Today's technological advancements have developed more efficient means of using renewable energy sources, and ESG is leading our company's efforts to continue progress in the renewable energy arena. By year-end, ESG and one of its partners, the city of Johnson City, Tenn., had the city's innovative landfill methane recovery plant operational. ESG owns and operates the processing and distribution system that supplies renewable methane gas to local businesses and the Veteran Affairs medical center.

Vectren also initiated plans to develop its renewable portfolio for electric generation and recently issued a request for proposal for "green power." In 2007, we expect to offer our customers an option to purchase a renewable energy source, such as wind power.

Key Transactions

Another important investment was our purchase of the remaining 50 percent share of Miller Pipeline Corporation (Miller). With the industry's need to address aging pipeline infrastructure, 2006 proved to be the perfect time to make Miller, a company with more than 50 years of experience in pipeline contracting and rehabilitation services for gas, water and sewer pipelines, a wholly owned subsidiary. Vectren's portion of Miller's earnings for 2006 was $2.2 million compared to $0.9 million in 2005. As the largest pipeline construction and rehabilitation company in the Midwest, Miller will primarily focus on growth in infrastructure replacement projects for the coming years.

Miller is also involved in new pipeline construction projects. Late last year, Vectren received regulatory approval for a process that provides Miller with the opportunity to construct a 25-mile pipeline to the new $550-million Honda production facility near Greensburg, Ind. This new facility is expected to employee 2,000 people and will fuel economic growth in the region allowing Vectren to grow its gas distribution customer base.

Our Miller purchase was followed by two divestitures from our nonutility portfolio. Reliant Services, a 50 percent owned joint venture, sold its meter reading and facility locating service contracts and assets and shut down its remaining operations. Also by year-end, we sold our investment in SIGECOM, the cable, telephone and high-speed internet services provider in the Evansville, Ind. area. Both of these transactions were consistent with previous discussions of narrowing the focus of our nonutility portfolio and, more importantly, providing the opportunity to redeploy capital into our primary nonutility businesses.

Base Rate Proceedings

Electric base rates that have remained unchanged for nearly 12 years and approval of a limited increase for gas base rates a few years prior prompted us on Sept. 1, 2006, to file both gas and electric rate cases for our Indiana – South service territory. Based on existing rate case procedural schedules, decisions are anticipated in both cases by late summer 2007 unless settlement agreements occur, which could accelerate the timing. I also expect rate cases to be initiated in our Indiana – North and Ohio service territories by mid-2007. Investments to provide safe and reliable service and competititon for required capital make these rate increases necessary.

Expectations for 2007

Before I close, let me give a fond farewell and sincere extension of gratitude to Steve Bramlage and Dick Lynch, both of whom retired at the end of the year. Steve, who served as the president of Vectren Energy Delivery of Ohio, played a critical role in successfully transitioning our Ohio operations into the Vectren family and provided exceptional leadership for our natural gas business. Dick, who was responsible for our human resources department, was an integral part of Vectren's senior executive team and helped shape Vectren's culture post merger.

This summary annual report focuses on delivering, managing, providing, investing in and creating energy – all powerful words that illustrate how Vectren is action-oriented in our efforts to ensure the financial stability of our company. In closing, I must say that I am confident in the direction we're headed. Today's energy company must find a way to break the mold of the conventional utility company of yesterday, and I believe we've packaged together the right mix of utility innovation and nonutility opportunity to keep us moving forward. More importantly, we're adapting our business models and making the right investments – in technology, natural resources and operating companies – at the right time to maximize shareholder value.

Our decoupling efforts and targeted nonutility businesses have us well-positioned to continue as a champion for positive change. I look forward to the remainder of 2007, as we will have a full year of conservation results and considerable progress in rate case proceedings. Combining these elements with a dedicated work force have positioned us to deliver financial results, meet customer demand for reliable energy and set up the remainder of this decade for continued growth.

Niel C. Ellerbrook
Chairman, President and Chief Executive Officer
February 16, 2007

Conservation

Technology

Environment

Innovation

Opportunities

The photographs and captions listed on the following pages illustrate the successes of the past year and the opportunities that lie before us – all of which relate to one or several of the five key categories featured here. Together, these words help capture the overall strategy of Vectren and how we are delivering, managing, providing, investing and creating to ensure the financial stability of our company. We're moving forward – advancing the interests of our shareholders, our employees, our customers and our communities. It's about breaking the mold of the traditional utility company and setting a new, higher standard.



Managing resources, time and money. Enterprise asset management technology and process changes will improve the effectiveness of how Vectren's field operations employees perform work. Part of an Energy Delivery initiative known as Asset Management Transformation (AMT), electronic dashboards and work planning and scheduling technology are examples of planned improvements designed to optimize company assets to improve bottom line results and customer service. Seen here, Stephanie Riffle and Maelynn Foster Hudson work with Field Supervisor Keith Thomas in testing the new software, which will help streamline crew assignments and chart daily production.

delivering ENERGY

It's more than just providing a reliable energy source. It's about delivering excellent customer service, fueling economic development and growing our customer base.




Ditch Witch
Ditch Witch

Safe, reliable energy delivery. It starts with the pipes in the ground. The future homeowners in this Clarksville, Ind., subdivision are entrusting the comfort of their homes to Vectren construction crew members. With nearly one million customers relying on our energy and more coming onto the system everyday, Vectren is committed to efficiently and effectively delivering the gas to heat our customers' water, food and homes.


4995
VECTRE
Energy De

Powered by Vectren natural gas, the $550-million Honda manufacturing plant in Greensburg, Ind., and its 2,000 employees will produce 200,000 vehicles annually by late 2008. Vectren project engineer Jeff Theobald is leading the design efforts for the installation of a 25-mile pipeline to the 1,700-acre site that will fuel Honda's production line and further economic development in the central Indiana region. Vectren has received regulatory approval for a process that provides Miller Pipeline with the opportunity to construct the pipeline.

managing ENERGY

Our utility and nonutility businesses are focused not only on optimizing the efficiency of our internal resources but helping our customers do the same.

Having recently been named the top-ranked natural gas marketer in the country according to MastioGale's 10th annual Natural Gas Marketer Customer Value Study, ProLiance should be positioned to continue gaining market share in the highly competitive supplier market.



ProLiance Energy provides competitive, reliable natural gas supplies for more than 1,300 price-sensitive commercial and industrial customers throughout the Midwest and Southeast. With more than 100 seasoned veterans, ProLiance constantly monitors the market to optimize transportation and storage capacity.

An energy efficiency makeover by Vectren subsidiary Energy Systems Group (ESG) will help eight Terre Haute-area schools generate millions in energy and operational cost savings over the next several years. ESG's Indianapolis Regional Director Doug Tischbein and Vigo County School Corporation Superintendent Daniel Tanoos discuss planned upgrades, which include new energy-efficient lighting systems; water conservation improvements; and heating, ventilation and air conditioning systems.



The Terre Haute schools project is just one of dozens of contracts signed in 2006 that exemplifies ESG's ability to transform advancements in technology into significant operational savings. Other examples include updating an outdated wastewater treatment facility, converting landfill gas into an energy source and replacing traffic signals with light emitting diode (LED) units. This Evansville-based company has found its way into more than 14 states with leading-edge solutions that pay for themselves through generated budget savings.



Burning Indiana coal to generate low-cost, environment-friendly power. Our existing generation fleet, including the F.B. Culley Power Plant seen here, remains on target to become one of the cleanest in the Midwest. With more than $295 million of emissions-control equipment already in service and another $70 million project underway, by 2009 our fleet will be 100 percent scrubbed for sulfur dioxide (SO_2), 90 percent controlled for nitrogen oxide (NO_X) and will further reduce mercury emissions to meet new mercury reduction requirements.

IGCC. Four letters that may represent the key to utilizing Indiana coal and meeting future electric customer demand. With fewer emissions than a conventional coal-fired plant and potentially the ability to sequester greenhouse gases, an Integrated Gasification Combined Cycle (IGCC) generation facility could be built in southwestern Indiana. The 630-megawatt power plant would be built in conjunction with Duke Energy and be one of the first commercial-scale IGCC power plants in the United States.

providing ENERGY

Our focus on meeting the energy needs of Hoosiers through clean, safe power and using Indiana coal to do it translates to thousands of jobs for southwestern Indiana.

With a flip of a switch – more than 40,000 switches to be exact – Vectren is able to save 25 megawatts of electricity during times of peak demand. Known as Summer Cycler, this demand side management program installs a small, radio-controlled device on an electric water heater and air conditioner, as shown here, to cycle off key appliances during the hottest days of the summer. This technology proved very beneficial during a 2006 summer in which Vectren's peak demand record was broken three times.





The safety of our miners ranks first and foremost among our operations. Prosperity Mine houses an underground emergency shelter, the only one in the tri-state area, which offers miners a ventilated safe haven with survival supplies should an accident occur. The safe area, which features a fireproof, airtight room, can hold more than 70 miners and similar areas will be installed in the new underground mines.

Continuing to tap southern Indiana's more than one billion tons of coal reserves, Vectren Fuels will open two new underground mines in southwestern Indiana's Knox County by 2011 – utilizing local resources and creating local jobs to generate local electricity. The $125 million investment will be located within 50 miles of eight coal-fired power plants. Combined with Fuels' Prosperity Mine, the three mining operations will provide more than 700 jobs to southwestern Hoosiers and yield eight million tons annually.

investing in ENERGY

At Vectren, we're spending money at the right time to maximize rewards. It's about strategic, effectively managed investments that support the core utility business and provide safe, reliable energy.



Repairing and refurbishing aging infrastructure for gas, water and wastewater pipelines. Miller Pipeline is poised to address the infrastructure needs for hundreds of utilities across the nation, including Vectren Energy Delivery. This is just one of many reasons why Miller is now a wholly owned Vectren subsidiary. Jay Trullender is one of 1,300 Miller crew members working throughout the Midwest and Southeast.


ELROY
No 412



A 17-billion cubic foot (Bcf) high-deliverability, salt-cavern natural gas storage facility. Liberty Gas Storage, a partnership with Sempra Energy and Vectren affiliate ProLiance Energy, is strategically located in the hub of natural gas interstate pipelines in southern Louisiana. These types of facilities have become key components in supporting the commercial functions of power generators, utilities, energy merchants and liquefied natural gas (LNG) receipt terminal operators. With construction expected to be completed in mid-2007, Liberty will allow ProLiance and other customers to quickly inject and withdraw gas from the facility and commercially optimize gas flows to maximize customer value and company investments.

creating ENERGY

This isn't your typical, stodgy utility company. We're not satisfied with the notion that "this is the way we've always done it." We're forward-thinking, innovative, revolutionary. Knowing that today's creative ideas yield tomorrow's success, our utility and nonutility entities are powering change in the energy industry.



A reduction in air emissions, a local renewable energy source and a long-term revenue source for the city – all the result of converting a Johnson City, Tenn., landfill to a viable energy source. The $5-million landfill recovery plant, a concept developed and implemented by Vectren subsidiary Energy Systems Group in partnership with Johnson City leaders, captures methane gas and sells it to local commercial customers. Above, ESG's Scott Hill checks on a well that collects landfill gas and transports it to the recovery plant.

Rewarding customer conservation and earning a fair rate of return. A new conservation-oriented rate design in Indiana, often referred to as decoupling, has broken the link between volume and the ability to recover costs. Regulatory approval of this design has allowed Vectren to become the ultimate customer advocate – promoting rebates for energy efficient gas appliances and in-depth online audit tools to reduce gas usage. It's more than just dialing down the thermostat. It's changing the way our customers use energy and changing the way we do business.



Working through Indiana new home builders like Evansville's Jimmy Kaster, Vectren is making sure future homeowners are using natural gas in the most efficient way possible. Builders are rewarded by constructing ENERGY STAR® certified homes and through rebates when choosing to install high-efficiency gas equipment such as furnaces, water heaters and clothes washers. It's all a part of Vectren's Conservation Connection program in Indiana, which is helping residential and commercial customers lower energy bills by selecting energy efficient appliances and products.

Condensed Consolidated Statements of Income

In millions, except per share amounts — *Year ended December 31,*	**2006**	2005	2004
Operating revenues			
Gas utility	**$1,232.5**	$ 1,359.7	$ 1,126.2
Electric utility	**422.2**	421.4	371.3
Nonutility revenues	**386.9**	246.9	192.3
Total operating revenues	**2,041.6**	2,028.0	1,689.8
Operating expenses			
Cost of gas sold	**841.5**	973.3	778.5
Cost of fuel and purchased power	**151.5**	144.1	116.8
Cost of nonutility revenues	**248.7**	191.0	143.5
Other operating	**341.8**	282.2	252.0
Depreciation and amortization	**172.3**	158.2	140.1
Taxes other than income taxes	**65.3**	66.1	59.4
Total operating expenses	**1,821.1**	1,814.9	1,490.3
Operating income	**220.5**	213.1	199.5
Other income			
Equity in earnings of unconsolidated affiliates	**17.0**	45.6	20.6
Other – net	**(2.7)**	6.2	4.6
Total other income	**14.3**	51.8	25.2
Interest expense	**95.6**	83.9	77.7
Income before income taxes	**139.2**	181.0	147.0
Income taxes	**30.3**	44.1	39.0
Minority interest	**0.1**	0.1	0.1
Net income	**$ 108.8**	$ 136.8	$ 107.9
Average common shares outstanding	**75.7**	75.6	75.6
Diluted common shares outstanding	**76.2**	76.1	75.9
Earnings per share of common stock			
Basic	**$ 1.44**	$ 1.81	$ 1.43
Diluted	**$ 1.43**	$ 1.80	$ 1.42

The Company's consolidated financial statements, including footnotes, are included in Appendix H to the Company's 2007 proxy statement.

Condensed Consolidated Balance Sheets

In millions	At December 31,	2006	2005
Assets			
Current Assets			
Cash and cash equivalents		**$ 32.8**	$ 20.4
Accounts receivable – less reserves of $3.1 and $2.8, respectively		**198.6**	197.8
Accrued unbilled revenues		**146.5**	240.6
Inventories		**163.5**	144.6
Recoverable fuel and natural gas costs		**1.8**	15.4
Prepayments and other current assets		**172.7**	106.4
Total current assets		**715.9**	725.2
Utility Plant			
Original cost		**3,820.2**	3,632.0
Less: accumulated depreciation and amortization		**1,434.7**	1,380.1
Net utility plant		**2,385.5**	2,251.9
Investments in unconsolidated affiliates		**181.0**	214.7
Other investments		**74.5**	111.6
Nonutility property – net		**294.4**	240.3
Goodwill – net		**237.8**	207.1
Regulatory assets		**163.5**	89.9
Other assets		**39.0**	27.4
Total assets		**$ 4,091.6**	$ 3,868.1
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable		**$ 180.0**	$ 159.0
Accounts payable to affiliated companies		**89.9**	162.3
Refundable fuel and natural gas costs		**35.3**	7.6
Accrued liabilities		**147.2**	156.6
Short-term borrowings		**464.8**	299.9
Current maturities of long-term debt		**24.2**	0.4
Long-term debt subject to tender		**20.0**	53.7
Total current liabilities		**961.4**	839.5
Long-term debt – net of current maturities and debt subject to tender		**1,208.0**	1,198.0
Deferred income taxes and other liabilities			
Deferred income taxes		**260.7**	227.3
Regulatory liabilities		**291.1**	272.9
Deferred credits and other liabilities		**195.8**	186.7
Total deferred credits and other liabilities		**747.6**	686.9
Minority interest in subsidiary		**0.4**	0.4
Common shareholders' equity			
Common stock (no par value) – issued and outstanding 76.1 and 76.0 shares, respectively		**525.5**	528.1
Retained earnings		**643.6**	628.8
Accumulated other comprehensive income/(loss)		**5.1**	(13.6)
Total common shareholders' equity		**1,174.2**	1,143.3
Total liabilities and shareholders' equity		**$ 4,091.6**	$ 3,868.1

The Company's consolidated financial statements, including footnotes, are included in Appendix H to the Company's 2007 proxy statement.

Condensed Consolidated Statements of Cash Flows

In millions *Year ended December 31,*	**2006**	2005	2004
Cash Flows From Operating Activities			
Net income	**$ 108.8**	$ 136.8	$ 107.9
Adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	**172.3**	158.2	140.1
Deferred income taxes and investment tax credits	**1.4**	(8.6)	5.9
Equity in earnings of unconsolidated affiliates	**(17.0)**	(45.6)	(20.6)
Provision for uncollectible accounts	**15.3**	15.1	11.9
Expense portion of pension and postretirement benefit cost	**10.7**	10.7	11.8
Other non-cash charges – net	**11.4**	1.9	8.3
Changes in working capital accounts:			
Accounts receivable and accrued unbilled revenue	**108.9**	(102.9)	(84.0)
Inventories	**(17.6)**	(71.9)	0.4
Recoverable/refundable fuel and natural gas costs	**41.3**	3.5	8.9
Prepayments and other current assets	**(21.2)**	36.1	(10.2)
Accounts payable, including to affiliated companies	**(71.6)**	101.2	42.5
Accrued liabilities	**(23.2)**	27.4	11.2
Unconsolidated affiliate dividends	**35.8**	18.8	22.3
Changes in noncurrent assets	**(25.8)**	(6.9)	(3.5)
Changes in noncurrent liabilities	**(19.3)**	(5.4)	(14.9)
Net cash flows from operating activities	**310.2**	268.4	238.0
Cash Flows From Financing Activities			
Proceeds from:			
Long-term debt – net of issuance costs	**92.8**	274.2	32.4
Stock option exercises and other stock plans	**-**	-	4.5
Requirements for:			
Dividends on common stock	**(93.1)**	(90.5)	(87.3)
Retirement of long-term debt	**(124.4)**	(88.5)	(70.7)
Redemption of preferred stock of subsidiary	**-**	(0.1)	(0.1)
Net change in short-term borrowings	**164.9**	(112.5)	139.5
Other activity	**(0.6)**	(0.6)	-
Net cash flows from financing activities	**39.6**	(18.0)	18.3
Cash Flows From Investing Activities			
Proceeds from:			
Unconsolidated affiliate distributions	**2.0**	6.9	3.2
Other collections	**3.4**	4.3	9.3
Requirements for:			
Capital expenditures, excluding AFUDC equity	**(281.4)**	(231.6)	(252.5)
Unconsolidated affiliate investments	**(16.7)**	(19.2)	(18.2)
Other investments	**(44.7)**	-	(3.8)
Net cash flows from investing activities	**(337.4)**	(239.6)	(262.0)
Net increase (decrease) in cash and cash equivalents	**12.4**	10.8	(5.7)
Cash and cash equivalents at beginning of period	**20.4**	9.6	15.3
Cash and cash equivalents at end of period	**$ 32.8**	$ 20.4	$ 9.6

The Company's consolidated financial statements, including footnotes, are included in Appendix H to the Company's 2007 proxy statement.

Management's Responsibility for Financial Statements

Vectren Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. Those control procedures underlie the preparation of the condensed consolidated balance sheets, statements of income, statements of cash flows and other financial data contained in this report.

The financial data herein is derived from the Company's consolidated financial statements. Those financial statements, included in Appendix H to the 2007 Proxy Statement and filed with the Securities and Exchange Commission on Form-10K on February 16, 2007, were prepared in conformity with accounting principles generally accepted in the United States and follow accounting policies and principles applicable to regulated public utilities. The integrity and objectivity of those consolidated financial statements as well as the data in this report, including required estimates and judgments, are the responsibility of management.

The financial data herein is also subject to an evaluation of internal control over financial reporting conducted under the supervision of and with the participation of management, including the chief executive officer and chief financial officer. Based on that evaluation, conducted under the framework in *Internal Control - Integrated Framework* issued by The Committee of Sponsoring Organizations of the Treadway Commission, the Company concluded that its internal control over financial reporting was effective as of December 31, 2006. Management certified this fact in its Sarbanes Oxley Section 302 certifications, which were attached as exhibits to its 2006 Form 10-K. Management also has submitted an unqualified chief executive officer certification as required by the New York Stock Exchange.

The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, were audited by Deloitte & Touche LLP, an independent registered public accounting firm. Its report, which expressed an unqualified opinion, also is included in Appendix H to the 2007 Proxy Statement.

Niel C. Ellerbrook

Niel C. Ellerbrook
Chairman, President and Chief Executive Officer

Jerome A. Benkert, Jr.

Jerome A. Benkert, Jr.
Executive Vice President and Chief Financial Officer
February 16, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vectren Corporation

We have audited the consolidated balance sheets of Vectren Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated February 16, 2007, expressing unqualified opinions and including an explanatory paragraph referring to the adoption of FASB Statement No. 158 (which are not included herein) are included in Appendix H to the proxy statement for the 2007 annual meeting of shareholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2006 and 2005, and the related condensed consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2006, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
February 16, 2007



Standing: Michael L. Smith, Anton H. George, Richard W. Shymanski, J. Timothy McGinley, R. Daniel Sadlier, Jean L. Wojtowicz, Richard P. Rechter, John D. Engelbrecht, William G. Mays, John M. Dunn. Sitting: Robert L. Koch II, Niel C. Ellerbrook

Committees of the Board

Nominating and Governance:
John M. Dunn
Anton H. George
Robert L. Koch II (Chair and Lead Director)
William G. Mays
J. Timothy McGinley

Audit and Risk Management:
Richard P. Rechter
Richard W. Shymanski (Chair)
Michael L. Smith

Compensation and Benefits:
Anton H. George
Richard W. Shymanski
Michael L. Smith
Jean L. Wojtowicz (Chair)

Corporate Affairs:
John M. Dunn
John D. Englebrecht
Robert L. Koch II
William G. Mays (Chair)
Richard P. Rechter

Finance:
Niel C. Ellerbrook (Chair)
John D. Engelbrecht
J. Timothy McGinley
Jean L. Wojtowicz

Note: Not pictured above is Dr. Martin C. Jischke, elected to the Board on Feb. 1, 2007.

Board of Directors

John M. Dunn
Director since 1996
Chairman of the Board and Chief Executive Officer of Dunn Hospitality Group, Ltd.

Niel C. Ellerbrook
Director since 1991
Chairman of the Board, President and Chief Executive Officer of Vectren Corporation

John D. Engelbrecht
Director since 1996
President and Chief Executive Officer of South Central Communications Corporation

Anton H. George
Director since 1990
President and Chief Executive Officer of Indianapolis Motor Speedway Corporation

President and Chief Executive Officer of Hulman & Company

Dr. Martin C. Jischke
Director since 2007
President of Purdue University

Robert L. Koch II
Director since 1986
Lead Director since 2003
President and Chief Executive Officer of Koch Enterprises, Inc.

William G. Mays
Director since 1998
President, Chief Executive Officer and founder of Mays Chemical Company, Inc.

J. Timothy McGinley
Director since 1999
Principal of House Investments, Inc.

Richard P. Rechter
Director since 1984
Chairman of the Board of Rogers Group, Inc.

R. Daniel Sadlier
Director since 2003
Chairman of the Board of Fifth Third Bank (Western Ohio)

Richard W. Shymanski
Director since 1989
Chairman of the Board, President and Chief Executive Officer of Fendrich Industries, Inc.

Michael L. Smith
Director since 2006
Retired Executive Vice President and Chief Financial Officer of Wellpoint, Inc.

Jean L. Wojtowicz
Director since 1996
President and founder of Cambridge Capital Management Corporation

Executive Officers

Niel C. Ellerbrook
Chairman, President and Chief Executive Officer

Jerome A. Benkert, Jr.
Executive Vice President and Chief Financial Officer

Carl L. Chapman
Executive Vice President and Chief Operating Officer

Ronald E. Christian
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

William S. Doty
Executive Vice President, Utility Operations

Corporate Officers

Daniel C. Bugher
Vice President, Information Technology

Robert L. Goocher
Vice President and Treasurer

M. Susan Hardwick
Vice President and Controller

Richard G. Lynch*
Senior Vice President, Human Resources and Administration

L. Douglas Petitt
Vice President, Government Affairs

Ellis S. Redd**
Vice President, Human Resources

Steven M. Schein
Vice President, Investor Relations

Jeffrey W. Whiteside
Vice President, Corporate Communications and Public Affairs

Other Officers

John M. Bohls
President, Vectren Enterprises

Stephen P. Bramlage*
President, Vectren Energy Delivery of Ohio

Robert E. Heidorn
Vice President, VUHI – General Counsel

Ronald G. Jochum
Vice President, VUHI – Power Supply

Douglas A. Karl
Vice President, VUHI – Marketing and Customer Service

Eric J. Schach
Vice President, VUHI – Energy Delivery

Jerrold L. Ulrey
Vice President, VUHI – Regulatory Affairs and Fuels

* Retired as of Jan. 1, 2007
** Named Feb. 1, 2007

VUHI – Vectren Utility Holdings, Inc.

In millions, except per share amounts	**2006**	2005	2004	2003	2002
Key Financial Data					
Operating revenues	**$ 2,041.6**	$ 2,028.0	$ 1,689.8	$ 1,587.7	$ 1,523.8
Operating income	**220.5**	213.1	199.5	196.0	211.3
Income before income taxes	**139.2**	181.0	147.0	149.0	153.4
Net income	**$ 108.8**	$ 136.8	$ 107.9	$ 111.2	$ 114.0
Common Stock Data					
Average shares outstanding – basic	**75.7**	75.6	75.6	70.6	67.6
Average shares outstanding – diluted	**76.2**	76.1	75.9	70.8	67.9
Earnings per share – basic	**$ 1.44**	$ 1.81	$ 1.43	$ 1.58	$ 1.69
Earnings per share – diluted	**$ 1.43**	$ 1.80	$ 1.42	$ 1.57	$ 1.68
Dividends per share	**$ 1.23**	$ 1.19	$ 1.15	$ 1.11	$ 1.07
Dividend payout ratio	**85%**	66%	80%	70%	63%
Book value per share	**$ 15.43**	$ 15.04	$ 14.42	$ 14.17	$ 12.81
Market price (year-end, closing)	**$ 28.28**	$ 27.16	$ 26.80	$ 24.65	$ 23.00
Return on average shareholders' equity	**9.4%**	12.2%	10.0%	11.5%	13.3%
Balance Sheet Data					
Capitalization					
Common shareholders' equity	**$ 1,174.2**	$ 1,143.3	$ 1,094.8	$ 1,071.7	$ 869.9
Preferred stock of subsidiary	**-**	–	0.1	0.2	0.3
Long-term debt	**1,252.2**	1,252.1	1,065.1	1,101.3	1,020.6
Total	**$ 2,426.4**	$ 2,395.4	$ 2,160.0	$ 2,173.2	$ 1,890.8
Capitalization ratios					
Common shareholders' equity	**48.4%**	47.7%	50.7%	49.3%	46.0%
Long-term debt	**51.6%**	52.3%	49.3%	50.7%	54.0%
Capital expenditures					
Utility and others	**$ 246.6**	$ 214.5	$ 242.2	$ 220.3	$ 190.7
Nonutility	**34.8**	17.1	10.3	13.2	28.0
Total	**$ 281.4**	$ 231.6	$ 252.5	$ 233.5	$ 218.7
Total assets	**$ 4,091.6**	$ 3,868.1	$ 3,586.9	$ 3,353.4	$ 3,136.5
Utility Operating Statistics					
Gas distribution					
Operating revenues	**$ 1,232.5**	$ 1,359.7	$ 1,126.2	$ 1,112.3	$ 908.0
Margin	**$ 391.0**	$ 386.4	$ 347.7	$ 349.8	$ 337.2
Customers (year-end in thousands)	**995**	992	985	972	967
Electric					
Operating revenues	**$ 422.2**	$ 421.4	$ 371.3	$ 335.7	$ 328.6
Margin	**$ 270.7**	$ 277.3	$ 254.5	$ 233.0	$ 230.2
Customers (year-end in thousands)	**141**	140	139	135	134
Weather as a percent of normal					
Heating degree days*	**86%**	95%	91%	100%	97%
Cooling degree days	**95%**	109%	90%	80%	123%

** Weather normalization applies to natural gas rates in Indiana beginning October 2005. Heating degree days as a percent of normal in Ohio were 89% in 2006 and 100% in 2005.*

Shareholder Information

Corporate Headquarters
One Vectren Square
Evansville, IN 47708
Tel: 812-491-4000
Web: www.vectren.com

You may call Vectren Shareholder Relations at
812-491-4190 or 800-227-8625.

Transfer Agent and Registrar
National City Bank serves as the transfer agent and registrar for Vectren Corporation and can help with a variety of stock-related matters, including name and address changes, transfer of stockownership, lost certificates, dividend payments and reinvestment, and Form 1099s. Inquiries may be directed to:

Vectren Corporation
c/o National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Tel: 800-622-6757
E-mail: shareholder.inquiries@nationalcity.com

Shareholders of record also can access records and request information online at: www.vectren.com or www.nationalcitystocktransfer.com.

Dividends
Cash dividends of Vectren Corporation common stock are considered quarterly by the board of directors for payment on the first business day of March, June, September and December of each year. Vectren Corporation and its predecessors have increased dividends annually for 47 consecutive years.

Dividend Reinvestment Plan
Registered shareholders of Vectren Corporation can reinvest dividends and purchase additional Vectren stock without having to pay brokerage commissions or service charges through Vectren's Automatic Dividend Reinvestment and Stock Purchase Plan.

To participate in the plan, investors must make their initial purchase through a brokerage firm, requesting that the shares be registered in the investor's name. New shareholders of record will automatically receive a prospectus and enrollment card from Vectren's Transfer Agent, National City Bank.

Annual Meeting
The annual meeting of shareholders of Vectren Corporation will be held at 10 a.m. (Central Daylight Time), Wednesday, May 9, 2007, at Vectren's corporate headquarters located at One Vectren Square in Evansville, Ind. Shareholders of record as of the close of business on March 9, 2007, will be eligible to vote at the meeting.

Communications to Non-Employee Directors
Shareholders and other parties interested in communicating directly with the Lead Director, Chair of the Audit Committee or with any of the non-employee directors as a group may do so by writing to:

Lead Director; Chair, Audit Committee;
or Non-Employee Directors
Vectren Corporation
P.O. Box 3144
Evansville, IN 47731-3144

Investor Relations
Institutional investors and securities analysts should direct inquiries to:

Steven M. Schein
Vice President, Investor Relations
Tel: 812-491-4209
E-mail: sschein@vectren.com

Archives and e-mail alerts of Vectren's press releases, annual reports, proxy statements, SEC filings and analyst presentations are made available on the company's Web site: www.vectren.com. Vectren's annual report on Form 10-K to the Securities and Exchange Commission may be obtained by shareholders without charge by writing to Investor Relations at the corporate address, e-mail: vvcir@vectren.com or by calling 800-227-8625.


VECTREN
Discover Who We Are

In today's digital age, providing easy access to investor information has become a mainstream function of corporate Web sites. Vectren.com integrates a number of resources to give investors the ability to satisfy their varied informational needs.

Among other features, Vectren.com offers:

- Access to registered shareholder accounts
- Investor webcasts and transcripts
- A calendar of upcoming events
- Historical documents and investment tools

VECTREN

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708
812-491-4000
www.vectren.com



END